Exhibit 12.1

	Fiscal Year Ended			6-Months Ended		6-Months Ended
	July 2, 1999	June 30, 2000	June 29, 2001	December 28, 2000	December 29, 2001	June 29, 2001	June 28, 2002
				(dollars in thousands)
Earnings:
Income Before Taxes and Minority Interests	32,233	78,731	49,356	18,187	16,080	31,169	58,475
Fixed Charges	23,187	19,920	28,742	14,078	11,901	14,663	30,490

Total Earnings, Including Fixed Charges	55,420	98,651	78,098	32,265	27,981	45,832	88,965
Fixed Charges:
Interest Expense on Debt	17,653	12,699	19,251	9,067	7,252	10,184	23,979
One-Third of Rental Expense for All Operating Leases (the amount deemed representative of the interest factor)	5,534	7,221	9,491	5,011	4,649	4,479	6,512

Total Fixed Charges	23,187	19,920	28,742	14,078	11,901	14,663	30,491

Ratio of Earnings to Fixed Charges	2.4	5.0	2.7	2.3	2.4	3.1	1.9

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